# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ENLIVEN THERAPEUTICS, INC., CIK 0001672619
CUSIP: 29337E102
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 6200 Lookout Road, Boulder, Colorado (CO), 80301
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-23-050861
Filed by CIK 0001802528

## Reporting persons
- Fairmount Funds Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,855,644; sole dispositive power 0; shared dispositive power 1,855,644; aggregate amount beneficially owned 1,855,644 (3.1% of the class)
  Comment: The shares reported herein for the Reporting Person represent 1,855,644 shares of the Issuer's Common Stock held by Fairmount Healthcare Fund II LP ("Fund II").
  
  The percentage calculation is based upon 59,800,406 shares of the Issuer's Common Stock outstanding as of February 19, 2026, as reported in the Issuer's Form 10-K filed on March 3, 2026.
- Fairmount Healthcare Fund II L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,855,644; sole dispositive power 0; shared dispositive power 1,855,644; aggregate amount beneficially owned 1,855,644 (3.1% of the class)
  Comment: The shares reported herein for the Reporting Person represent 1,855,644 directly owned shares of the Issuer's Common Stock.
  
  The percentage calculation is based upon 59,800,406 shares of the Issuer's Common Stock outstanding as of February 19, 2026, as reported in the Issuer's Form 10-K filed on March 3, 2026.
- Peter Harwin: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,855,644; sole dispositive power 0; shared dispositive power 1,855,644; aggregate amount beneficially owned 1,855,644 (3.1% of the class)
  Comment: The shares reported herein for the Reporting Person represent 1,855,644 shares of the Issuer's Common Stock held by Fund II.
  
  The percentage calculation is based upon 59,800,406 shares of the Issuer's Common Stock outstanding as of February 19, 2026, as reported in the Issuer's Form 10-K filed on March 3, 2026.
- Kiselak Tomas: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Slovakia (2B); sole voting power 0; shared voting power 1,855,644; sole dispositive power 0; shared dispositive power 1,855,644; aggregate amount beneficially owned 1,855,644 (3.1% of the class)
  Comment: The shares reported herein for the Reporting Person represent 1,855,644 shares of the Issuer's Common Stock held by Fund II.
  
  The percentage calculation is based upon 59,800,406 shares of the Issuer's Common Stock outstanding as of February 19, 2026, as reported in the Issuer's Form 10-K filed on March 3, 2026.

## Item 1. Issuer
Name of issuer: ENLIVEN THERAPEUTICS, INC.
Address of issuer's principal executive offices: 6200 Lookout Road Boulder, CO 80301

## Item 2. Person Filing
Name of person filing:
This Amendment No. 5 to Schedule 13G amends and restates the statements on Schedule 13G originally filed on April 27, 2023, Amendment No. 1 filed on February 14, 2024, Amendment No. 2 filed on November 14, 2024, Amendment No. 3 filed on February 14, 2025, and Amendment No. 4 filed on August 14, 2025.

This joint statement on Schedule 13G (this "Statement") is being filed by Fairmount Funds Management LLC ("Fairmount"), Fairmount Healthcare Fund II L.P. ("Fund II"), Peter Harwin, and Tomas Kiselak. Fairmount, Fund II, Mr. Harwin, and Mr. Kiselak are collectively referred to herein as the "Reporting Persons."

The Common Stock reported herein includes Common Stock beneficially owned directly by Fund II. Fairmount Healthcare Fund II GP LLC is the general partner of Fund II. The controlling persons of Fairmount are Mr. Harwin and Mr. Kiselak. Fairmount serves as investment adviser for Fund II and may be deemed a beneficial owner, for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Act"), of any securities of the Issuer held by Fund II. Fund II has delegated to Fairmount the sole power to vote and the sole power to dispose of all securities held in Fund II's portfolio, including the shares of the Issuer's Common Stock reported herein. Because Fund II has divested voting and investment power over the reported securities and cannot revoke such delegation on less than 61 days' notice, Fund II disclaims beneficial ownership of the securities for purposes of Section 13(d) of the Act and therefore disclaims any obligation to report ownership of the reported securities under Section 13(d) of the Act. As managing members of Fairmount, Mr. Harwin and Mr. Kiselak may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by Fairmount. Fairmount, Mr. Harwin, and Mr. Kiselak disclaim beneficial ownership of the securities reported in this Statement other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of the Statement shall not be deemed an admission that any of Fairmount, Mr. Harwin, or Mr. Kiselak is the beneficial owner of such securities for any other purpose.
Address of principal business office or, if none, residence: c/o Fairmount Funds Management LLC, 200 Barr Harbor Drive, Suite 400, West Conshohocken, PA 19428.
Citizenship: Fairmount is a Delaware limited liability company. Fund II is a Delaware limited partnership. Mr. Harwin is a United States citizen. Mr. Kiselak is a Slovak Republic citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the response(s) to Item 9 on the attached cover page(s).
Percent of class: See the response(s) to Item 11 on the attached cover page(s).
Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).
Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).
Sole power to dispose or to direct the disposition: See the response(s) to Item 7 on the attached cover page(s).
Shared power to dispose or to direct the disposition: See the response(s) to Item 8 on the attached cover page(s).

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit A to Schedule 13G filed on August 14, 2025)

## Signatures
- Fairmount Funds Management LLC: /s/ Peter Harwin, Peter Harwin, Managing Member (05/15/2026)
- Fairmount Funds Management LLC: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (05/15/2026)
- Fairmount Healthcare Fund II L.P.: /s/ Peter Harwin, Peter Harwin, Managing Member (05/15/2026)
- Fairmount Healthcare Fund II L.P.: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (05/15/2026)
- Peter Harwin: /s/ Peter Harwin, Peter Harwin (05/15/2026)
- Kiselak Tomas: /s/ Kiselak Tomas, Kiselak Tomas (05/15/2026)